

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2023

Anthony Gruber
Chief Financial Officer
Mama's Creations, Inc.
25 Branca Road
East Rutherford, NJ 07073

> **Re: Mama's Creations, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 27, 2023**
> **File No. 333-275206**

Dear Anthony Gruber:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jonathan R. Zimmerman